UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2006

COMMISSION FILE NO. 000-29338

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes ☐	No ☒

Exhibits 99.1, 99.3, and 99.6 to this Form 6-K are hereby incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), Form S-8 (333-136696) and Form S-8 (333-125860).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.

Date: November 13, 2006	/S/ CURTIS SIKORSKY
Curtis Sikorsky
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Material Change Report - Cardiome Reports Third Quarter Results

99.2	Press Release - November 13, 2006 (Cardiome Reports Third Quarter Results)

99.3	Financial Report for the Quarter Ended September 30, 2006

99.4	Certification of Filings - CFO

99.5	Certification of Filings - CEO

99.6	Supplemental Information